UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 412

MINUTES No. 412: In the City of Buenos Aires, on March 8, 2017, at 04:00 pm, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Ricardo López Antonelli, Lucas Amado, Fernando Bearzi and Mariano García Mithieux held a meeting in the head office at Av. del Libertador 6363. Mr. Daniel Abelovich, Mr. Damián Burgio and Mr. Carlos Vidal attended the meeting, representing the Supervisory Committee. Furthermore, alternate Directors Mariano Batistella, Jésica Bianconi and Leandro Montero, the Company`s Director of Finance and Control, attended the meeting, who joined the discussion at the Meeting, and Mr. Daniel Flaks, responsible for the Company´s Technical Management and Mr. Sergio Cravero, partner in PwC, also attended the meeting in his capacity as Edenor S.A.`s external auditor.  The Meeting was chaired by the Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda as timely informed […]. Thereafter, the EIGHTH ITEM of the Agenda was submitted to consideration: 8°) Call to General Ordinary and Extraordinary Shareholders’ Meeting. Agenda. Board of Directors’ Proposal. The Chairman explained the need to call a General Ordinary Shareholders’ Meeting to consider the provisions under Section 234, Argentine Companies’ Law No. 19.550, as amended, in relation to the fiscal year ended December 31, 2016, and a General Extraordinary Shareholders’ Meeting to consider: (i) involvement of treasury stock in the long-term incentive plan to be implemented in favor of the Company´s staff members as approved by the Board of Directors, and related waiver of preferred shares offer to shareholders under Section 67 of said Law; (ii) mandatory capital reduction under Section 206, Companies’ Law 19.550, reduction in face value of shares and the relevant amendment to the By-laws. After brief discussion, the Board unanimously RESOLVED TO: ) call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 18, 2017 at 11:00 am on first call and at 12:00 am on second call, in the case of the Ordinary Shareholders’ Meeting; (ii) delegate upon the Board of Directors’ Secretary any proceedings required to publish it in the Official Gazette and in a widely circulated newspaper, as well as any other communication, as required; and (iii) approve the call as follows:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

CALL

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Class A, B and C shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 18, 2017 at 11:00 am. on first call and at 12:00 am on second call, in the head office at Avenida del Libertador 6363, ground floor, City of Buenos Aires, in order to consider the following Agenda: 1°) Appointment of two shareholders to approve and sign the minutes; 2°) Consideration of the Board of Directors’ Annual Report and Corporate Governance Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes to the Financial Statements, Schedules and supplementary information, Informative Report and Information as required by the Regulations of the Buenos Aires Stock Market (Merval) and by the Rules of the Argentine Securities and Exchange Commission (CNV), Reports of the Certifying Accountant and the Supervisory Committee and allocations of profits for the fiscal year ended December 31, 2016. 3°) Allocation of profits for the fiscal year ended December 31, 2016. 4) Consideration of the Board of Directors’ performance during the fiscal year ended December 31, 2016. 5°) Consideration of the Company`s Supervisory Committee’s performance during the fiscal year ended December 31, 2016. 6°) Consideration of compensation payable to members of the Board of Directors (AR$7,174,000.00) for the fiscal year ended December 31, 2016, which recorded a loss accountable for under these rules. 7°) Consideration of compensation payable to members of the Supervisory Committee (AR$527,500.00) for the fiscal year ended December 31, 2016, which recorded a loss accountable for under these rules. 8°) Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class A shares, five (5) regular directors and five (5) alternate directors holding Classes B and C shares, jointly. 9°) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class A shares and one (1) regular member and one (1) alternate member holding Classes B and C shares, jointly. 10°) Decision regarding the Certifying Accountant’s fees for the fiscal year ended December 31, 2016. 11°) Appointment of an Argentine Certified Public Accountant who shall certify the Financial Statements of the fiscal year commenced on January 1, 2017. Assessment of fees payable to the Certified Public Accountant. 12°) Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2017 fiscal year. 13°) Consideration of the involvement of treasury stock in the long-term incentive plan to be implemented in favor of the Company´s staff members as approved by the Board of Directors, which was timely purchased pursuant to the provisions of Section 64, Law 26.831. Waiver of preferred shares offer to shareholders under Section 67 of said Law. 14°) Consideration of the mandatory capital reduction under section 206, Companies’ Law 19.550. Reduction in face value of shares. 15°) Amendment to Section 5 of the By-laws, subject to approval by Ente Nacional Regulador de la Electricidad (ENRE). 16°) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations.-

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., with domicile at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) in the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including April 10, from 10:00 AM to 01:00 PM and from 02:00 PM to 05:00 PM, when they may further request delivery of documents mentioned in Item 2 of the Agenda of the previously called Shareholders’ Meeting.

NOTE 2: In accordance with the provisions of General Resolution No. 465/2004 of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 3: Shareholders shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.

NOTE 4: Items 13, 14 and 15 of the Agenda shall be considered and resolved by the Extraordinary Shareholders’ Meeting. All other items shall be considered and resolved by the Ordinary Shareholders’ Meeting.

[…]There being no further issues to transact, the meeting was adjourned at 06:45 pm by the Chairman.

Undersigning attendees: Ricardo Torres, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Mariano Batistella, Leandro Montero, Ricardo López Antonelli, Lucas Amado, Fernando Bearzi, Mariano García Mithieux, Jésica Bianconi, José Daniel Abelovich, Damián Burgio and Carlos M. Vidal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2017